September 26, 2024
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549
Attn: Yong Kim and Karl Hiller
Re:     United Parcel Service, Inc.
Form 10-K for the Fiscal Year ended December 31, 2023
Filed February 20, 2024
File No. 001-15451
Dear Ms. Kim and Mr. Hiller:
This letter contains our response to the comments received from the staff of the U.S. Securities and Exchange Commission on August 28, 2024 by letter dated July 25, 2024 (the “Letter”) regarding the filing listed above by United Parcel Service, Inc. (references to the “Company” or “UPS” include any or all of United Parcel Service, Inc. and its subsidiaries).
For ease of reference, we have repeated the caption and comment contained in the Letter below, in italics, together with the subheadings used in the Letter.
Form 10-K for the Fiscal Year ended December 31, 2023
Management's Discussion and Analysis, page 23

1.We note that you present various non-GAAP measures on pages 24 through 42, although differentiation from similar GAAP measures is limited to using the term adjusted in the label (e.g. adjusted diluted earnings per share; segment measures of adjusted operating expenses, adjusted operating profit, and adjusted operating margin; and consolidated measures of adjusted compensation and benefit, adjusted total other expense, adjusted total operating expenses, adjusted investment income and other, adjusted other income and (expense), adjusted income tax expense, and adjusted effective tax rate).

We believe that disclosures made in presenting non-GAAP measures should more clearly convey their nature as non-GAAP measures, than is provided by the term adjusted in isolation of the term non-GAAP, either within the label, as a header to sections within tabulations that include such measures, or in close proximity to an associated discussion and analysis. Please modify your disclosures as necessary to clearly identify any adjusted measures that are not compiled in accordance with GAAP, as non-GAAP measures, consistent with the guidance in Item 10(e)(1)(ii)(E) of Regulation S-K and the Answer to Question 100.05 of our Compliance & Disclosure Interpretations for Non-GAAP Measures. You may view this guidance at the following website address: https://www.sec.gov/corpfin/non-gaap-financial-measures.htm

RESPONSE:

The Company acknowledges the Staff’s comment and, in response, in future filings and other disclosures, the Company will more clearly identify measures that are not compiled in accordance with GAAP as non-GAAP measures.

For purposes of example only and without intending to identify every such instance, the following illustrates how the Company intends to identify tabular and other such non-GAAP measures beginning with its disclosures for the quarter ending September 30, 2024, as if such disclosures had appeared in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 (additions noted in underlined bold italics):

U.S. Domestic Package

	Year Ended December 31,		Change
	2023	2022	$	%
Average Daily Package Volume (in thousands):
Next Day Air	1,757	1,992		(11.8)%
Deferred	1,224	1,553		(21.2)%
Ground	16,049	17,242		(6.9)%
Total Average Daily Package Volume	19,030	20,787		(8.5)%
Average Revenue Per Piece:
Next Day Air	$22.17	$21.06	$1.11	5.3%
Deferred	16.38	15.07	1.31	8.7%
Ground	11.03	10.81	0.22	2.0%
Total Average Revenue Per Piece	$12.40	$12.11	$0.29	2.4%
Operating Days in Period	254	255
Revenue (in millions):
Next Day Air	$9,894	$10,699	$(805)	(7.5)%
Deferred	5,093	5,968	(875)	(14.7)%
Ground	44,971	47,542	(2,571)	(5.4)%
Total Revenue	$59,958	$64,209	$(4,251)	(6.6)%
Operating Expenses (in millions):
Operating Expenses	$54,882	$57,212	$(2,330)	(4.1)%
Non-GAAP adjustments to operating expense
One-Time Compensation Payment	(61)	—	(61)	N/A
Transformation Strategy Costs	(266)	(121)	(145)	119.8%
Incentive Compensation Program Design Changes	—	(431)	431	(100.0)%
Long-Lived Asset Estimated Residual Value Changes	—	(25)	25	(100.0)%
Non-GAAP Adjusted Operating Expenses	$54,555	$56,635	$(2,080)	(3.7)%
Operating Profit (in millions) and Operating Margin:
Operating Profit	$5,076	$6,997	$(1,921)	(27.5)%
Non-GAAP Adjusted Operating Profit	$5,403	$7,574	$(2,171)	(28.7)%
Operating Margin	8.5%	10.9%
Non-GAAP Adjusted Operating Margin	9.0%	11.8%

**************

Operating Expenses
Operating expenses and non-GAAP adjusted operating expenses decreased year over year. The costs of operating our integrated air and ground network decreased $1.5 billion, our pickup and delivery costs decreased $641 million and our package sorting costs decreased $216 million. In addition to the impact of one less operating day in 2023, the overall decrease in operating expenses was primarily due to:
•Lower compensation expense due to a reduction in direct labor hours resulting from volume declines, as well as the impact of incentive compensation program design changes implemented in the fourth quarter of 2022 and reductions in management headcount. These decreases were partially offset by the impact of the first-year contractual rate increase under our Teamsters contract that became effective August 1.
•A reduction in purchased transportation costs, resulting from lower volumes and a reduction in ground volume handled by third-party carriers, as well as the impact of continued strategic initiatives.
•Lower fuel expense driven by lower volumes and decreases in the price of jet fuel, diesel and gasoline.
These decreases were slightly offset by an increase of $259 million in other operating costs.
Notwithstanding the factors discussed above, total cost per piece increased 5.2% for the year, and non-GAAP adjusted cost per piece increased 5.7%, driven by overall reductions in volume while maintaining industry leading service levels. We anticipate that the cost per piece growth rate will remain elevated in the first half of 2024 due to Teamsters contractual wage-rate impacts.
Operating Profit and Margin
As a result of the factors described above, operating profit decreased $1.9 billion, with operating margin decreasing 240 basis points to 8.5%. Non-GAAP adjusted operating profit decreased $2.2 billion, with non-GAAP adjusted operating margin decreasing 280 basis points to 9.0%.

2.We note that in presenting various non-GAAP measures you have made adjustments to eliminate the effects associated with costs that you have reported as transformation strategy costs, which you characterize as compensation and benefits, or something other than compensation and benefits, on page 131 of your financial statements. However, you have not described your initiatives and strategies sufficiently to understand why these would be excluded in compiling your non-GAAP measures.
Given that you first associated this category of costs with a "multi-year enterprise-wide transformation strategy" in 2018, and have continued to report such costs for six years with no update on the plan, other than to identify an incremental initiative involving workforce reduction at the end of 2023, it is unclear how these costs would not constitute normal, recurring, cash operating expenses that are necessary to operate the business.

Please expand your disclosures to provide information about the transformation strategies undertaken each year, including the associated costs, any qualitative results, and the status of the plans. Please address the guidance specific to MD&A that we have provided in SAB Topic 5:P.4, to the extent directly applicable for restructuring, disposal and exit activities, or by analogy where this would yield meaningful disclosure.

Tell us why you believe the transformation strategy costs are appropriately excluded in calculating the non-GAAP measures that you present, considering the extended period over which such costs are recurring, and explain why you believe the adjustments would not be contrary to the guidance in the Answer to Question 100.01 of our Compliance and Disclosure Interpretations for Non-GAAP Measures, if this is your view.

In conjunction with the foregoing, provide us with a schedule listing the particular facets of each phase of the plan that were implemented each year since the plan was introduced, including the associated costs, and describe the scope and duration of each phase. Please identify the specific changes that were made to processes and technologies, and explain how you have assessed any resulting modernization, quality enhancement, and efficiency, which were initially set forth as objectives of the plan.

RESPONSE:
The Company acknowledges the Staff’s comment and respectfully notes that it considers relevant guidance, including the guidance set forth in Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures (“Question 100.01”), in preparing and presenting non-GAAP financial measures. Specifically, in evaluating the appropriateness of adjusting the impact of transformation-related expenses, the Company considers the nature and effects of the non-GAAP adjustments and how they related to the Company’s operations, revenue generating activities, business strategy, industry and regulatory environment as set out in Question 100.01. Acknowledging that the Company incurred, and continues to incur, various expenses over a multi-year period, the Company does not believe that such transformation-related expenses constitute ordinary expenses as contemplated by the Commission. As described in more detail below, the Company has effected its transformation strategy under three distinct programs (Transformation 1.0, Transformation 2.0 and Fit to Serve, each as described in more detail below), each with a series of multiple, discrete projects. As described below, transformation-related expenses were and are not ordinary operating expenses, as many of the expenses and activities constituted separate and distinct components of the transformation strategy, the nature of such activities do not drive incremental revenue, and such activities were not driven by a regulatory change, and such activities were, and remain, such that they could not, and cannot, all be captured in a single period. The scope of the initiatives undertaken by the Company exceeds that of routine, ongoing efforts to enhance profitability and, together with the Company’s global footprint and concurrent timing of the COVID-19 pandemic, necessitated that these activities are carried out over multiple years. The Company believes the exclusion of transformation costs from our non-GAAP adjusted financial results supplements GAAP measures to better enable users of our financial information to assess our ongoing operational performance and compare performance between periods. Consistent therewith, the Company’s continued use of the term “transformation” when describing separate and distinct projects within the transformation strategy has been intended to provide users of the financial information with more consistent information on which to compare our performance between periods during the execution of these distinct strategic initiatives.
In the first quarter of 2018, the Company announced and began implementation of a multi-year, enterprise-wide transformation program. The program contemplated a reduction in non-operations management personnel, investments impacting global direct and indirect operating costs, and changes in processes and technology, which would be undertaken and completed as multiple discrete initiatives (such projects, collectively, “Transformation 1.0”).

In connection with changes in executive leadership during 2020, the Company announced transformation activities to identify and prioritize investments currently being, or expected to be, made by the Company. As a result of these projects, the Company further reduced positions in its workforce and began initiatives to optimize the Company’s business portfolio and enhance its financial reporting and payroll systems (such projects, collectively, “Transformation 2.0”).

Thereafter, in response to a changing competitive landscape, the Company announced its Fit to Serve program on January 30, 2024, focusing on transformation in different areas of our business and right sizing our business for the future in light of current and expected changed economic conditions. These projects are intended to address changes in our competitive landscape that did not exist when we first contemplated our prior transformation efforts.

Transformation 1.0

Transformation 1.0 was a fundamental change in the Company’s operating model, moving certain functions from a decentralized operating model supported by disparate technology to a centralized model, leveraging third-party offshore resources to supplement our internal resources. In September 2018, the Company disclosed certain financial expectations from Transformation 1.0, including an expectation of $1.0 billion of improvements in free cash flow and an incremental increase to adjusted earnings per share in the range of $1.00 to $1.20, each by 2022. While the Company materially completed Transformation 1.0 by 2022, the timing of the individual projects and planned separations therein were, in part, impacted and in certain instances delayed by the COVID-19 pandemic.
Workforce Benchmarking:
As one of the initial components of Transformation 1.0, the Company undertook a review of its organizational structure to better align its staffing to targeted levels developed from peer benchmarks. As a result of such review, during a period between the second quarter of 2018 and the second quarter of 2020, the Company reduced its non-operational workforce by approximately 2,500 positions and incurred costs related to voluntary retirement packages, severance and other compensation and benefits. These reductions in non-operational workforce reduced the Company’s compensation and benefits expenses in subsequent periods.
Also during that time, the Company sought to identify separate corporate support functions that it believed exhibited opportunity to realize cost savings through process scaling, workforce centralization and outsourcing or technology enhancements. Prior to the completion of the initiatives discussed below, these functions operated under disaggregated staffing models often organized by geographic region using, in many cases, older systems unconducive to further integration within the Company’s system environment. These conditions contributed to operating models that were considered to be less efficient and less agile than more centralized structures.
Procurement and Finance:
As another, separate component of Transformation 1.0, the Company undertook a transformation of its procurement and finance functions, with multiple discrete projects described below. Costs associated with these initiatives principally consisted of compensation and benefit costs related to internal resources temporarily assigned to one or more projects, and other costs, which represented expenses associated with external service providers and technology.
The Company transformed its procurement function by scaling its processes, centralizing its workforce and modernizing its technology. During 2019, the Company established a centralized procurement model and realized working capital benefits from implementing standard terms with its vendors. The centralized model also enabled the Company to evaluate its sourcing for key commodities and in many cases, obtain more favorable pricing from vendors. Additionally, the Company began implementing cloud-based software to manage certain purchasing categories within North America, with a goal of enhancing purchasing governance and improving the efficiency of its processes. During 2020, the Company substantially completed these efforts. Costs associated with this transformation project primarily consisted of outside professional services fees incurred predominantly in 2020.
The Company also undertook a finance and accounting process modernization project that involved standardizing operating models through work centralization, incorporating automated processes and systems, and taking other actions to reduce manual work. These actions primarily occurred during 2019 and 2020.
Separately, during 2019 and 2020, the Company undertook a project to outsource a substantial portion of the preparation of its transactional accounting work, with certain Company employees maintaining ultimate responsibility for review of the work product. As a result of this strategic shift, the Company realized benefit through a more flexible structure that leverages economies of scale from an outsourced model. Later in 2020, the Company expanded the scope of this project beyond what was initially contemplated. The newly expanded project outsourced certain additional finance tasks. This project was substantially completed in 2021. Together, these projects also allowed the Company to further reduce the size of its workforce, providing greater flexibility to invest in core operations.
The final project within the Company’s finance transformation project was a modernization of data analysis tools. This project was designed to facilitate increased enhanced data availability to the organization and improve process standardization between various operations. The Company implemented an enterprise-wide tool to analyze data associated with its revenue transactions. This tool enhanced the speed, quality and consistency of reporting, allowing the organization to operate more efficiently. This project was completed during 2020 and 2021.
Human Resources:
During 2019, the Company also began developing a roadmap to modernize its human resources function, including both technology and process enhancements. For example, during this time the Company incurred costs in connection with the consolidation of its human resources function into a centralized model and migration of related data to a single platform. The Company also incurred costs in connection with certain human resources support functions being transitioned to a third-party service provider. These initiatives were substantially completed in 2021. These investments resulted in the Company being able to deploy a more cost effective and efficient hiring process and greater ability for employees to self-serve when completing certain activities.
Marketing:
During 2020 to 2022, the Company completed the material portions of projects to modernize its sales and marketing function. During this time, the Company incurred outside professional services costs to enhance its customer relationship management tool. In addition, the

Company developed simplified and dynamic pricing technologies using advanced analytics to improve legacy pricing processes, which were largely manual.
As a result of efficiencies created by the foregoing initiatives, the Company was able to further reduce the size of its workforce. The timing of the incurrence of such costs was impacted in material part by the progress of other Transformation 1.0 projects and implementation delays arising as a result of the COVID-19 pandemic. While the Company began work on these initiatives during 2018, these activities were, and remain, such that they could not, and cannot, all be captured in a single period.
Approximately 42% of the total costs attributable to Transformation 1.0 were compensation and benefit costs related to reductions in our workforce. An additional 35% of Transformation 1.0 costs were third-party consultant fees. Costs related to internal resources temporarily assigned to transformation projects were approximately 16% of Transformation 1.0 costs and the remaining 7% of costs were represented by other individually immaterial costs related to Transformation 1.0.
Initiatives associated with Transformation 1.0 were substantially completed by 2022. Internal resources that were temporarily assigned to these projects were returned to roles within our ongoing operations at the conclusion of the related transformation projects.
On a cumulative basis and net of amounts reinvested into the business, as of the second quarter of 2020, the Company had substantially achieved previously expected benefits, as Transformation 1.0 had delivered approximately $1 billion in savings which benefited diluted earnings.
Transformation 2.0
Following the appointment of Carol Tomé as the Company’s Chief Executive Officer in June 2020, the Company, with the assistance of a third-party consulting firm, commenced a review of its then-current operating model. As previously disclosed by the Company (initially during its second quarter 2020 earnings call), this comprehensive review was intended to identify and prioritize current and future investments made by the Company, including investments in its workforce, portfolio of businesses and technology (such projects, collectively, “Transformation 2.0”). This scope of this review was beyond what was originally contemplated by Transformation 1.0.
Spans and layers
The Company determined that the then-current size of the business and efficiencies gained through transformation initiatives completed to that time enabled a reduction of a further 2,300 positions by reducing spans and layers of management. The Company incurred compensation and benefit costs for related severance. These costs were incurred over periods within 2020, 2021 and 2023, the timing of which was partially delayed due to the impact of the COVID-19 pandemic.

Business portfolio review
Additionally in 2020, the Company began a review of its existing business portfolio and an evaluation of areas for potential future investment. The majority of the costs associated with this review were fees paid to outside professional service providers. Beginning in 2022, the Company expanded the scope of this program based on an evolving strategic focus. The expanded portion of this program is expected to conclude by the end of 2025.
Financial systems
With the assistance of outside professional service providers, the Company also identified opportunities to invest in financial reporting and certain schedule, time and pay systems to reduce its global indirect operating costs, provide better visibility, and reduce reliance on legacy systems and coding languages. Many of the initiatives undertaken within this program involved efforts to simplify and standardize data to better enable migration into cloud-based tools, including transitioning its general ledger, consolidation, and planning tools from older programs.
The Company expects to complete remaining enhancements to its financial reporting and schedule, time and pay systems during 2025. These projects are expected to provide the Company with enhanced quality in its reporting and lower the costs of future investments necessary to maintain its systems. While the Company began work on these initiatives during 2022, these activities were, and remain, such that they could not, and cannot, all be captured in a single period.
Approximately 50% of the total costs attributable to Transformation 2.0 were compensation and benefit costs related to reductions in our workforce. An additional 26% of Transformation 2.0 costs were third-party consultant fees. Costs related to internal resources temporarily assigned to transformation projects were approximately 8% of Transformation 2.0 costs and the remaining 16% of costs were represented by other costs related to Transformation 2.0.

Fit to Serve
Also as disclosed by the Company, during 2023, macroeconomic headwinds, including inflationary pressures, changes in consumer behavior and normalization of volumes post-pandemic, together with volume diversion resulting from our labor negotiations with the International Brotherhood of Teamsters, contributed to volume declines in our U.S. small package business. Internationally, the challenging macroeconomic environment, coupled with geopolitical tensions, drove a decline in demand for our small package services in Europe and Asia. Our freight forwarding businesses, including truckload brokerage, were negatively impacted by soft demand and market overcapacity.
During December 2023 and in response to the factors listed above, the Company commenced a program to reduce the size of its workforce. The Company publicly announced its “Fit to Serve” program on January 30, 2024 with the intent to right-size its business through a workforce reduction of approximately 12,000 positions throughout 2024 and create a more efficient operating model to enhance responsiveness to changing market dynamics. The Company is evaluating the scope of Fit to Serve. This program is intended to address changes in competitive landscape that did not exist when the Company first announced Transformation 1.0 or Transformation 2.0. These activities were, and remain, such that they could not, and cannot, all be captured in a single period.
In connection therewith, the Company incurred compensation and benefit expenses primarily related to severance during the fourth quarter of 2023. The Company expects to recognize additional compensation and benefits expenses for severance throughout the remainder of 2024 and 2025. These projects are expected to result in approximately $1.0 billion of cost savings during 2024.

The following table provides additional information about the costs associated with, and timing, of various projects comprising the three distinct phases of our transformation strategy (dollars in millions). In total, severance costs represented approximately 52% of the total costs associated with transformation between 2018 and 2023. An additional 28% of the total costs associated with transformation between 2018 and 2023 were represented by outside professional services fees. An additional 11% of the total transformation costs are associated with internal resources temporarily assigned to transformation projects and the remaining 9% of transformation costs are associated with other costs that are individually immaterial.

	Years ended December 31,
(In millions)	2018	2019	2020	2021	2022	2023
Transformation 1.0
Workforce benchmarking	$321	$150	$91	$—	$—	$—
Procurement and finance	6	27	40	34	26	8
Human resources	2	20	43	30	7	1
Marketing	10	7	27	45	17	4
Other initiatives	21	51	23	17	—	—
Total Transformation 1.0	$360	$255	$224	$126	$50	$13

Transformation 2.0
Spans and layers	$—	$—	$95	$177	$4	$86
Business portfolio review	—	—	21	65	80	84
Financial systems	—	—	8	12	33	36
Other initiatives	—	—	—	—	11	4
Total Transformation 2.0	$—	$—	$124	$254	$128	$210

Fit to Serve
Fit to Serve	$—	$—	$—	$—	$—	$212
Total Fit to Serve	$—	$—	$—	$—	$—	$212

Total	$360	$255	$348	$380	$178	$435

    The Company undertakes, in future filings, in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere, to provide additional detail on initiatives and strategies that have costs excluded from the Company’s non-GAAP adjusted measures to better allow a reader to understand why any such costs would be excluded in compiling non-GAAP adjusted measures. Such disclosures will include, as appropriate, information regarding costs, scope, duration and status of various projects consistent with the nature of the Company’s responses herein.
The Company acknowledges the Staff’s comment and respectfully notes that it considers relevant guidance, including the guidance set forth in SAB Topic 5:P.4. The Company’s severance liabilities were primarily accounted for under ASC Topic 712 "Compensation—

Nonretirement Postemployment Benefits" as the Company’s primary separation plan provided impacted employees with a contractual termination benefit. These liabilities were accrued as the recognition criteria under Topic 712 were met and the nature of these separation programs has been such that a limited portion of the liability carries forward between periods and prior to the Company’s disclosure within its December 31, 2023 Form 10-K, liabilities arising from restructuring, exit or disposal activities at period end were not considered to be material. Substantially all of the remaining transformation activities discussed above that are not severance do not constitute restructuring or exit programs and such activities were generally expensed as incurred.

3.We note that you have included various non-GAAP measures along with the earnings releases filed on Form 8-K on January 30, 2024 and April 23, 2024, under the heading “Reconciliation of GAAP and Non-GAAP Income Statement Items” presented in Exhibit 99.1 and the “Reconciliation of GAAP and As Adjusted Income Statement Data” presented in Exhibit 99.2 of those current reports.

However, reconciliations provided under those headings each identify an entire column of activity as non-GAAP measures, even though some of the components appear to be unadjusted GAAP measures. We see that you have excluded revenues from these tabulations though have included many line items that generally appear on an income statement, such as operating expenses, operating profit, other income and expenses, income tax expense, and income before and after taxes.

Please modify your disclosures as necessary to more clearly identify and differentiate non-GAAP measures from GAAP measures and to adhere to the guidance in the Answer to Question 102.10(c) of our Compliance and Disclosure Interpretations for Non-GAAP Measures, i.e. to avoid giving undue prominence to non-GAAP measures by using an income statement format when presenting non-GAAP measures.

RESPONSE:

The Company acknowledges the Staff’s comment and, in response, in future filings and other disclosures, the Company will more clearly identify and differentiate non-GAAP measures from GAAP measures and revise the tabular disclosures referenced in the Staff’s comment.

For purposes of example only and without intending to identify every such instance, the following illustrates how the Company intends to revise the tabular disclosures referenced in the Staff’s comment beginning with its disclosures for the quarter ending September 30, 2024, as if such disclosures had appeared in Exhibit 99.1 and Exhibit 99.2 of the Company’s Form 8-K filed on July 23, 2024.

United Parcel Service, Inc.
Reconciliation of GAAP and Non-GAAP Adjusted Measures
(unaudited)
Six Months Ended June 30,
(in millions, except per share data)
	2024	2023		2024	2023
Operating Profit (GAAP)	$3,557	$5,321	Operating Margin (GAAP)	8.2%	11.8%

One-Time Int'l Regulatory Matter(1)	88	—	One-Time Int'l Regulatory Matter(1)	0.2%	—%
Asset Impairment Charges(2)(4)	48	8	Asset Impairment Charges(2)(4)	0.1%	—%
Transformation & Other Adjustments(3)(5)	118	142	Transformation & Other Adjustments(3)(5)	0.3%	0.3%

Non-GAAP Adjusted Operating Profit	$3,811	$5,471	Non-GAAP Adjusted Operating Margin	8.8%	12.2%

	2024			2024	2023
Other Income (Expense) (GAAP)	$(152)		Income Before Income Taxes (GAAP)	$3,405	$5,242

One-Time Int'l Regulatory Matter(1)	6		One-Time Int'l Regulatory Matter(1)	94	—
			Asset Impairment Charges(2)(4)	48	8
Non-GAAP Adjusted Other Income (Expense)	$(146)		Transformation & Other Adjustments(3)(5)	118	142

			Non-GAAP Adjusted Income Before Income Taxes	$3,665	$5,392

(1) Reflects a one-time payment in 2024 for an international regulatory matter and related interest of $94 million.
(2) Reflects impairment charges of $41 million in 2024 for acquired trade names within Supply Chain Solutions and $7 million for software licenses.
(3) Reflects other employee benefits costs of $51 million and $67 million of other costs in 2024, including a one-time expense related to a regulatory matter.
(4) Reflects a goodwill impairment charge of $8 million in 2023 within Supply Chain Solutions.
(5) Reflects other employee benefit benefits costs of $97 million and other costs of $45 million in 2023.

Amounts may not foot due to rounding

United Parcel Service, Inc.
Reconciliation of GAAP and Non-GAAP Adjusted Measures
(unaudited)
Six Months Ended June 30,
(in millions, except per share data)
	2024	2023		2024	2023
Income Tax Expense (GAAP)	$883	$1,266	Diluted Earnings Per Share (GAAP)	$2.94	$4.61

Asset Impairment Charges(2)(4)	13	2	One-Time Int'l Regulatory Matter(1)	0.11	—
Transformation & Other Adjustments(3)(5)	17	33	Asset Impairment Charges(2)(4)	0.04	0.01
			Transformation & Other Adjustments(3)(5)	0.12	0.12
Non-GAAP Adjusted Income Tax Expense	$913	$1,301
			Non-GAAP Adjusted Diluted Earnings Per Share	$3.21	$4.74
	2024	2023
Net Income (GAAP)	$2,522	$3,976

One-Time Int'l Regulatory Matter(1)	94	—
Asset Impairment Charges(2)(4)	35	6
Transformation & Other Adjustments(3)(5)	101	109

Non-GAAP Adjusted Net Income	$2,752	$4,091

(1) Reflects a one-time payment in 2024 for an international regulatory matter and related interest of $94 million.
(2) Reflects impairment charges of $41 million in 2024 for acquired trade names within Supply Chain Solutions and $7 million for software licenses.
(3) Reflects other employee benefits costs of $51 million and $67 million of other costs in 2024, including a one-time expense related to a regulatory matter.
(4) Reflects a goodwill impairment charge of $8 million in 2023 within Supply Chain Solutions.
(5) Reflects other employee benefit benefits costs of $97 million and other costs of $45 million in 2023.

Amounts may not foot due to rounding

United Parcel Service, Inc.
Reconciliation of GAAP and Non-GAAP Adjusted Measures by Segment
(unaudited)
Six Months Ended June 30,
(in millions, except per piece data)
	2024	2023		2024	2023		2024	2023
U.S. Domestic Package	Operating Expenses		% Change	Operating Profit		% Change	Operating Margin
GAAP	$26,539	$26,315	0.9%	$1,814	$3,068	(40.9)%	6.4%	10.4%

Asset Impairment Charges	5	—	N/A	5	—	N/A	—%	—%
Transformation & Other Adjustments	17	101	(83.2)%	17	101	(83.2)%	0.1%	0.3%

Non-GAAP As Adjusted measure	$26,517	$26,214	1.2%	$1,836	$3,169	(42.1)%	6.5%	10.8%

	2024	2023		2024	2023		2024	2023
International Package	Operating Expenses		% Change	Operating Profit		% Change	Operating Margin
GAAP	$7,252	$7,247	0.1%	$1,374	$1,711	(19.7)%	15.9%	19.1%

One-Time Int'l Regulatory Matter	88	—	N/A	88	—	N/A	1.0%	—%
Asset Impairment Charges	2	—	N/A	2	—	N/A	—%	—%
Transformation & Other Adjustments	42	(3)	N/A	42	(3)	N/A	0.5%	—%

Non-GAAP As Adjusted measure	$7,120	$7,250	(1.8)%	$1,506	$1,708	(11.8)%	17.5%	19.1%

	2024	2023		2024	2023		2024	2023
Supply Chain Solutions	Operating Expenses		% Change	Operating Profit		% Change	Operating Margin
GAAP	$6,176	$6,097	1.3%	$369	$542	(31.9)%	5.6%	8.2%

Asset Impairment Charges	41	8	412.5%	41	8	412.5%	0.6%	0.1%
Transformation & Other Adjustments	59	44	34.1%	59	44	34.1%	0.9%	0.7%

Non-GAAP As Adjusted measure	$6,076	$6,045	0.5%	$469	$594	(21.0)%	7.2%	8.9%

Amounts may not foot due to rounding

United Parcel Service, Inc.
Reconciliation of GAAP and Non-GAAP Adjusted Measures - U.S. Domestic Cost Per Piece
(unaudited)
Six Months Ended June 30,

	2024	2023
Operating Days	127	128
Average Daily U.S. Domestic Package Volume	17,969	18,206
U.S. Domestic Cost Per Piece (GAAP)	$11.63	$11.29

Transformation & Other Adjustments	0.01	0.04

U.S. Domestic Non-GAAP Adjusted Cost Per Piece	$11.62	$11.25

Amounts may not foot due to rounding

Financial Statements
Note 18 - Transformation Strategy Costs, page 131

4.We note your disclosure explaining that you are undertaking an enterprise-wide transformation that includes various initiatives that will involve changes to processes and technology, and will impact your global direct and indirect operating costs. You identify a workforce reduction initiative that resulted in a $205 million expense accrual in 2023, though do not address any other activities associated with costs of $435 million for 2023, $178 million for 2022, and $380 million for 2021.

We see that you have been reporting transformation strategy costs for six years and had attributed those costs to a plan that was adopted in 2018, until 2022 when that reference was removed from your disclosure. We note that you have reported $1.956 billion in transformation strategy costs since the introduction of your plan.

Please revise your disclosure to include further details about your transformation strategy initiatives, to include clarifying the extent to which you regard the associated activities as restructuring, exit or disposal activities subject to the disclosure requirements in FASB ASC 420-10-50-1, which you may consider either directly applicable or by analogy in formulating meaningful disclosures about your transformation strategies.

For example, this may entail descriptions of the associated activities, the facts and circumstances leading to the expected activities, expected completion dates, and for the various relevant activities, the total amounts expected to be incurred, amounts incurred during the period, and cumulative amounts incurred to date.

RESPONSE:
The Company acknowledges the Staff’s comment and, in response, undertakes in future filings and other disclosures to include further details about our transformation strategy initiatives, to include language clarifying the extent to which the Company regards the associated activities as restructuring, exit or disposal activities subject to the disclosure requirements in FASB ASC 420-10-50-1 to the extent known and material.
For purposes of example only, the following reflects how the Company intends to modify such disclosures as if such disclosures had appeared in the Company’s Form 10-K for the year-ended December 31, 2023 (additions noted in underlined bold italics and deletions shown with a ~~strikethrough~~):
NOTE 18. TRANSFORMATION STRATEGY COSTS

As previously disclosed, we are undertaking an enterprise-wide transformation of our organization that includes various projects, including workforce reductions and changes in processes and technology, that impact our global direct and indirect operating costs.

During the fourth quarter of 2023, we implemented our "fit to serve" initiative, which is intended to right-size our business for the future through a workforce reduction of approximately 12,000 positions and create a more efficient operating model to enhance responsiveness to changing market dynamics.

As of December 31, 2023, we recorded an accrual for separation costs, primarily related to U.S. separations, of $205 million in our consolidated balance sheet, all of which we expect to pay in 2024. ~~We expect to incur additional expense for U.S. and international separations during 2024.~~ In addition to the separation costs recorded during 2023, we expect to incur approximately $260 million in additional costs for U.S. and international separations during 2024 with additional amounts expected to be incurred in 2025. We expect to pay substantially all amounts within each respective period. We are primarily accounting for these separations under ASC Topic 712 as they have been, or will be, carried out under a plan which provides a contractual termination benefit to impacted employees. The nature of our separation initiatives has resulted in a relatively short period of time between the point at which the separation meets the criteria for recognition as an accrual and the point at which the separation is completed. As such, only an immaterial amount of liability for separations carries forward between periods.

Other costs incurred in furtherance of our Transformation strategy are primarily related to fees paid to third-party service providers and are not incurred as a result of restructuring, exit or disposal activities and as period costs, do not give rise to restructuring, exit or disposal liabilities.

The table below presents Transformation Strategy Costs for the years ended December 31, 2023, 2022 and 2021 (in millions):

	2023	2022	2021
Compensation and benefits	$337	$46	$206
Total other expenses	98	132	174
Total Transformation Strategy Costs	$435	$178	$380

Income Tax Benefit from Transformation Strategy Costs	(102)	(36)	(95)
After-Tax Transformation Strategy Costs	$333	$142	$285

We incurred compensation and benefits costs of $337, $46 and $206 million and other expenses of $98, $132 and $174 million during the years ended December 31, 2023, 2022 and 2021, respectively. Compensation and benefits to costs were materially comprised of separation costs incurred as we revised the structure of our management workforce and internal resources temporarily assigned to initiatives within our Transformation Strategy. Other expenses were materially comprised of fees paid to third-party service providers that supported modernization of our corporate support functions, assisted in our strategic reviews and contributed to our financial systems transition and healthcare strategy.

The income tax effects of Transformation Strategy Costs are calculated by multiplying the amount of the expense subject to non-GAAP adjustment~~s~~ by the statutory tax rates applicable in each tax jurisdiction.

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If you have any questions regarding the responses set forth above, please do not hesitate to contact the undersigned.

Sincerely,
/s/ Brian Dykes
Brian Dykes
Executive Vice President and Chief Financial Officer

cc: Sarrah Schoenewald, United Parcel Service, Inc.
Norman M. Brothers, Jr., Esq., United Parcel Service, Inc.
Neil Simon, Esq., United Parcel Service, Inc.